

02006942

ED STATES
:XCHANGE COMMISSION
..., ...gton, D.C. 20549

Vf 3-7-02

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SEC FILE NUMBER
8-32152

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 8 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TrustMark Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Ward Circle, Suite C-22
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds (615) 377-1177
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	TN	37219
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustMark Investments, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Secretary

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2001

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustMark Investments, Inc.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustMark Investments, Inc. (a wholly-owned subsidiary of TrustMark Financial, Inc.) as of December 31, 2001, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Evidence to support eventual collection and thus the effect on the value of the amount due from parent company could not be obtained. As a result, we were unable to satisfy ourselves regarding the value of the amount due from parent company of $176,016.

In our opinion, except for the effects of such adjustments, if any, as might have been determined if corroborating evidence were obtained to support the value assigned to the amount due from parent company, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of TrustMark Investments, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
January 25, 2002

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash	$ 134,899
Deposits with clearing organization	50,000
Receivable from broker-dealers and clearing organizations	106,539
Due from parent company	176,016
Total assets	$ 467,454

Liabilities and Stockholder's Equity

Payable to broker-dealers and clearing organizations	$ 89,245
Accounts payable	100
Total liabilities	89,345
Stockholder's equity:	
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares	1,000
Additional paid-in capital	7,325
Retained earnings	369,784
Total stockholder's equity	378,109
Total liabilities and stockholder's equity	$ 467,454

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Income (Loss)

For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 1,803,178
Interest	12,410
Total revenues	1,815,588
Operating expenses:	
Commission expense	1,209,901
Salaries and benefits	451,882
Insurance	23,832
Professional fees	29,723
Telephone	7,331
Taxes and licenses	16,411
Office supplies and expense	62,016
Clearance fees	56,457
Total operating expenses	1,857,553
Loss before income taxes	(41,965)
Provision for income tax benefit	5,124
Loss	$ (36,841)

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 1,000	7,325	406,625	414,950
Loss	-	-	(36,841)	(36,841)
Balance at December 31, 2001	$ 1,000	7,325	369,784	378,109

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2001

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Loss		$ (36,841)
Adjustments to reconcile loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations	$ (13,546)	
Decrease in payable to broker-dealers and clearing organizations	(122,564)	
Increase in due from parent company	(5,124)	
Decrease in account payable	(132)	
Total adjustments		(141,366)
Net cash used in operating activities		(178,207)
Cash flows from investing activities:		
Decrease in deposits with clearing organization	5,000	
Decrease in due from parent company	13,499	
Purchase of securities	(800)	
Proceeds from sale of securities	72,100	
Net cash provided by investing activities		89,799
Cash flows from financing activities:		
Increase in accounts payable	100	
Net cash provided by financing activities		100
Net decrease in cash and cash equivalents		(88,308)
Cash and cash equivalents at beginning of year		223,207
Cash and cash equivalents at end of year		$ 134,899

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Notes to Financial Statements

December 31, 2001

(1) *Organization*

TrustMark Investments, Inc. is a wholly-owned subsidiary of TrustMark Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) *Summary of Significant Accounting Policies*

(a) *Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) *Revenue Recognition*

The Company recognizes commission income on a trade date basis.

(c) *Income Taxes*

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes on a separate return basis.

(d) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Advertising Costs*

Advertising costs are expensed as incurred.

(f) *Securities Transactions*

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

(3) *Net Capital Requirements and Other Restrictions*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2001, the Company had net capital as defined of $202,093.

During the prior year, the Company entered into an agreement for clearing services with a broker and dealer with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposits with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) *Due from Parent Company*

The advances of $176,016 at December 31, 2001 represent unsecured non-interest bearing advances made to its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates. In addition, the account balance at December 31, 2001 includes an amount of $5,124 which represents the current year income tax benefit attributable to the Company. Evidence to support eventual collection and thus the effect on the value of the amount due from parent company could not be obtained. As a result, we were unable to satisfy ourselves regarding the value of the amount due from parent company.

(5) *Related Party Transactions*

Substantially all expenses of the Company, except commission expense, represent allocations of such expenses from its parent company. The allocation is determined by management of the parent company. Expenses allocated to the Company for the year ended December 31, 2001, were approximately $494,000. Included within the current year allocation associated with salaries and benefits is an amount of $179,168 that represents salaries of the parent company's directors.

(6) *Income Taxes*

The provision/benefit for income taxes at December 31, 2001 consists of the following:

Federal income tax benefit	$	5,124
State		-
Total current income tax benefit	$	5,124

(7) *Receivable from and Payable to Broker-Dealers and Clearing Organizations*

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 106,539	89,245

(8) *Securities Owned*

As of December 31, 2000, the Company maintained securities owned that consisted of securities purchased through a private placement as follows:

Securities not readily marketable:	
Corporate stock	$ 52,000
Warrants	19,300
	$ 71,300

On January 12, 2001, an additional payment of $800 was made toward the purchase of warrants bringing the total amount of securities owned to $72,100.

During the current year, management determined that a separate partnership should be established to hold and manage this investment. On September 6, 2001, the transfer of these securities was made to TIP Partners (a Tennessee general partnership), an affiliated partnership. Due to delays in the processing of this transfer, the consideration of $72,100 was not received by the Company until December 21, 2001. The actual amount received exceeded the total consideration by $100. This amount of $100 is reflected as accounts payable at December 31, 2001.

Schedule 1

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Computation of Net Capital

December 31, 2001

Total stockholder's equity	$ 378,109
Less nonallowable assets and haircuts:	
Advances - related party	176,016
Total nonallowable assets and haircuts	176,016
Net capital	202,093
Net capital required	50,000
Excess net capital	$ 152,093

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2001

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2001 Focus Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's Focus Report - Part IIA (unaudited) at December 31, 2001	$ 202,093

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2001

Not Applicable

Schedule 6

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2001

None

TRUSTMARK
FINANCIAL, INC.

229 WARD CIRCLE, SUITE C-22
BRENTWOOD, TENNESSEE 37027-7518
(615) 377-1177
FAX (615) 371-1941
www.trustmarkfsi.com

February 26, 2001


FEB 28 2002

Securities and Exchange Commission
Principal Office - SEC
450 5th Street NW
Mail Stop 5-1
Washington, DC 20549

Re: TrustMark Investments, Inc.
SEC # 8-32152
NASD # 15423

Dear Sirs:

Enclosed are two original copies, including all appropriate supplements of the Audit Report for the period January 1, 2001 to December 31, 2001.

TrustMark Investments, Inc., is not subject to and/or exempt from the following requirements:

1. Computation for determination of reserve requirements pursuant to Rule 15c3-3 under Section K (2) (ii).

2. Information relating to the possession or control requirements under Rule 15c3-3 under Section K (2) (ii).

3. A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

Sincerely,

TRUSTMARK INVESTMENTS, INC.

Darryl L. Edmonds, CFP
Financial and Operations Principal

DLE/lgm

Enclosures

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditors Report on Internal Control


FEB 28 2002

To the Board of Directors
TrustMark Investments, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of TrustMark Investments, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by TrustMark Investments, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

MAGGART & ASSOCIATES, P.C.

Nashville, Tennessee
January 25, 2002